Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, July 23, 2025	Financial Contact: David M. Lowe, 612-623-6456 Media Contact: Meredith A. Sobieck, 612-623-6427 Meredith_A_Sobieck@graco.com

Graco Reports Second Quarter Results
Sales Growth From Acquired Operations
MINNEAPOLIS (July 23, 2025) – Graco Inc. (NYSE: GGG) today announced results for the second quarter ended June 27, 2025.

Summary
$ in millions except per share amounts

	Three Months Ended			Six Months Ended
	Jun 27, 2025	Jun 28, 2024	% Change	Jun 27, 2025	Jun 28, 2024	% Change
Net Sales	$571.8	$553.2	3%	$1,100.1	$1,045.4	5%
Operating Earnings	157.5	161.4	(2)%	301.5	294.4	2%
Net Earnings	127.6	133.0	(4)%	251.7	255.2	(1)%
Diluted Net Earnings per Common Share	$0.76	$0.77	(1)%	$1.48	$1.48	0%

Adjusted (non-GAAP): (1)
Net Earnings, adjusted	$126.9	$132.2	(4)%	$247.3	$244.8	1%
Diluted Net Earnings per Common Share, adjusted	$0.75	$0.77	(3)%	$1.45	$1.42	2%
(1) Excludes the impact of excess tax benefits from stock option exercises. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.
•Net sales for the second quarter increased 3 percent. Incremental sales from acquired operations contributed 6 percentage points of sales growth. EMEA and Asia Pacific sales growth was partially offset by a decrease in the Americas.
•The gross profit margin rate declined approximately 2 percentage points for the second quarter due to higher product costs, including $4 million of increased tariff costs, and the unfavorable effects of lower margin rates from acquired operations.
•Total operating expenses for the second quarter increased 2 percentage points, including a total of 7 percentage points from acquired operations. Excluding the impact of acquired operations, operating expenses decreased $7 million (5 percentage points).
•Other non-operating income decreased $3 million for the quarter, mostly due to $5 million of exchange losses on net liabilities of certain foreign operations and lower interest income.
•Net earnings decreased 4 percent for the second quarter due to a lower gross margin rate and lower non-operating income.
•Other notable items for the year to date included an increase in cash flow from operations of $50 million to $308 million, primarily reflective of reductions in inventory levels. Year-to-date share repurchases totaled 4.4 million shares for $361 million.

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"Overall sales were up 3% in the quarter despite an organic revenue decline of 3%, primarily due to lower sales in the Contractor segment," said Mark Sheahan, Graco's President and Chief Executive Officer. "The Contractor segment organic sales decline was driven by softness in the North American construction markets, cautious channel and contractor investment, and reduced foot traffic in the home centers. The Americas drove the organic revenue decline as we saw growth in volume in both the EMEA and Asia Pacific regions. In addition, sales of powder finishing equipment continued to be strong during the quarter with improved activity in China."

Consolidated Results

Net sales for the second quarter increased 3 percent from the comparable period last year. Second quarter net sales decreased 3 percent in the Americas, increased 19 percent in EMEA (14 percent at consistent translation rates), and increased 12 percent in Asia Pacific (13 percent at consistent translation rates). Year-to-date net sales increased 5 percent compared to last year (6 percent at consistent translation rates). Year-to-date net sales increased 1 percent in the Americas, increased 14 percent in EMEA (13 percent at consistent translation rates), and increased 12 percent in Asia Pacific (14 percent at consistent translation rates).

Changes in currency translation rates increased worldwide sales by $4 million for the second quarter and decreased worldwide sales by $3 million for the year to date. Acquired operations contributed $32 million of sales growth for the second quarter and $62 million of sales growth for the year to date.

The gross profit margin rate declined approximately 2 percentage points for both the second quarter and year to date from the comparable periods last year due to higher product costs, including $4 million of increased tariff costs, and the unfavorable effects of lower margin rates from acquired operations.

Total operating expenses increased $3 million (2 percent) for the second quarter and $3 million (1 percent) for the year to date, respectively, compared to last year. Incremental expenses from acquired operations of $9 million for the quarter and $19 million for the year to date were partially offset by decreases in product development spending, sales and earnings-based incentives and share-based compensation. The second quarter and year to date periods last year included $3 million of expenses associated with the relocation to a new distribution center.

Other non-operating income decreased $3 million for both the second quarter and year to date from the comparable periods last year and included exchange losses on net liabilities of certain foreign operations of $5 million for the quarter and $8 million for the year to date. Favorable market valuation changes on investments held to fund certain retirement benefits partially offset these exchange losses. Other income for the year to date included a $5 million gain in the first quarter from the sale of a former manufacturing and distribution facility in Switzerland.

The effective income tax rate was 19 percent for both the second quarter and the year to date. Adjusted to exclude the impacts of excess tax benefits from stock option exercises (see Financial Results Adjusted for Comparability below), the adjusted effective income tax rate of 20 percent for both the quarter and year to date was comparable to the respective periods last year.

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Segment Results
Management assesses performance of segments by reference to operating earnings excluding unallocated corporate expenses. For a reconciliation of segment operating earnings to consolidated operating earnings, refer to the segment information table included in the financial statement section of this release. Certain measurements of segment operations are summarized below:

	Three Months			Six Months
	Contractor	Industrial	Expansion Markets	Contractor	Industrial	Expansion Markets
Net Sales (in millions)	$289.0	$242.2	$40.6	$544.0	$473.9	$82.2
Percentage change from last year
Sales	7%	0%	(3)%	9%	2%	4%
Operating earnings	(11)%	1%	5%	(9)%	5%	24%
Operating earnings as a percentage of sales
2025	26%	34%	22%	25%	34%	23%
2024	31%	34%	20%	30%	33%	19%

Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months				Six Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	(8)%	6%	0%	(2)%	(4)%	6%	0%	2%
EMEA	1%	30%	6%	37%	(4)%	30%	1%	27%
Asia Pacific	3%	31%	(2)%	32%	2%	35%	(3)%	34%
Consolidated	(5)%	12%	0%	7%	(3)%	12%	0%	9%

Incremental sales from acquired operations in the Contractor segment for the quarter and year to date were partially offset by weakness in worldwide construction markets, particularly in North America. The operating margin rate declined 5 percentage points for the quarter and year to date, including 3 percentage points from higher product costs, mainly due to increased tariffs, and 2 percentage points from the unfavorable effects of lower margin rates of acquired operations.

Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months				Six Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	(4)%	0%	0%	(4)%	0%	0%	(1)%	(1)%
EMEA	1%	0%	5%	6%	3%	0%	1%	4%
Asia Pacific	4%	0%	0%	4%	5%	0%	(2)%	3%
Consolidated	(1)%	0%	1%	0%	2%	0%	0%	2%

Industrial segment sales for the second quarter were flat and increased 2 percentage points for the year to date as favorable volumes in EMEA and Asia Pacific offset decreased sales in the Americas. The operating margin rate for this segment was flat for the quarter as realized pricing offset unfavorable product and channel mix and higher product costs. The year to date operating margin increased 1 percentage point as realized pricing and lower expenses more than offset higher product costs.

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Components of net sales change by geographic region for the Expansion Markets segment were as follows:

	Three Months				Six Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	(12)%	0%	0%	(12)%	(2)%	0%	0%	(2)%
EMEA	14%	0%	2%	16%	9%	0%	1%	10%
Asia Pacific	14%	0%	1%	15%	21%	0%	0%	21%
Consolidated	(3)%	0%	0%	(3)%	4%	0%	0%	4%

Expansion Market net sales decreased for the second quarter as continued sales growth in the semiconductor product application was more than offset by decreased sales in the environmental product application. For the year to date, double-digit sales growth in the semiconductor product application more than offset softness in other applications. The operating margin rate for this segment increased for both the quarter and year to date driven by increased sales volume and lower expenses.

Outlook
"Component costs have risen due to tariffs introduced this quarter," said Sheahan. "To help offset these higher costs, we will implement a targeted price increase beginning in September. Although the timing of this action differs from our usual approach, it is a necessary response to the current trade environment facing industrial manufacturers and should help mitigate the effects of the tariffs. This pricing decision, along with our upcoming new product launches and the steady order rates we saw throughout the quarter, gives us confidence in our previous guidance for the rest of the year. We are maintaining our 2025 revenue outlook of low single-digit sales growth on an organic constant-currency basis."

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Financial Results Adjusted for Comparability
Excluding the impact of excess tax benefits from stock option exercises presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP adjusted measurements of income taxes, effective income tax rate, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended		Six Months Ended
	Jun 27, 2025	Jun 28, 2024	Jun 27, 2025	Jun 28, 2024

Earnings before income taxes	$158.2	$165.2	$309.7	$305.5

Income taxes, as reported	$30.6	$32.2	$58.0	$50.3
Excess tax benefit from option exercises	0.7	0.8	4.4	10.4
Income taxes, adjusted	$31.3	$33.0	$62.4	$60.7

Effective income tax rate
As reported	19.3%	19.5%	18.7%	16.5%
Adjusted	19.8%	20.0%	20.1%	19.9%

Net Earnings, as reported	$127.6	$133.0	$251.7	$255.2
Excess tax benefit from option exercises	(0.7)	(0.8)	(4.4)	(10.4)
Net Earnings, adjusted	$126.9	$132.2	$247.3	$244.8

Weighted Average Diluted Shares	168.6	172.5	170.1	172.5
Diluted Earnings per Share
As reported	$0.76	$0.77	$1.48	$1.48
Adjusted	$0.75	$0.77	$1.45	$1.42

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our 2024 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to, risks relating to the demand for our products and the level of commercial and industrial activity worldwide; changes in currency translation rates; international and domestic instability; interest rate fluctuations and changes in credit markets; global sourcing of materials; interruptions of or intrusions into our information systems; intellectual property rights; the use of generative artificial intelligence; conducting business internationally; catastrophic events; our ability to attract, develop and retain qualified personnel; public health crises; our growth strategies and acquisitions; potential goodwill impairment;

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our ability to compete effectively; our dependence on a few large customers; our dependence on cyclical industries; changes in laws and regulations; climate-related laws, regulations and accords; environmental, social and governance-related expectations and requirements; compliance with anti-corruption and trade laws; changes in tax or tariff rates or the adoption of new tax or tariff legislation; and costs associated with legal proceedings. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2024 (and the most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A of our Annual Report on Form 10-K for fiscal year 2024 might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, July 24, 2025, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s second quarter results.

A real-time listen-only webcast of the conference call will be broadcast by Nasdaq. Individuals can access the call and view the slides on the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended		Six Months Ended
	Jun 27, 2025	Jun 28, 2024	Jun 27, 2025	Jun 28, 2024
Net Sales	$571,806	$553,243	$1,100,090	$1,045,432
Cost of products sold	272,276	252,389	522,827	478,381
Gross Profit	299,530	300,854	577,263	567,051
Product development	20,731	21,897	40,106	43,769
Selling, marketing and distribution	68,337	69,001	135,548	135,632
General and administrative	52,978	48,597	100,112	93,295
Operating Earnings	157,484	161,359	301,497	294,355
Interest expense	655	634	1,368	1,378
Other income, net	(1,379)	(4,453)	(9,553)	(12,531)
Earnings Before Income Taxes	158,208	165,178	309,682	305,508
Income taxes	30,585	32,200	57,958	50,331
Net Earnings	$127,623	$132,978	$251,724	$255,177
Net Earnings per Common Share
Basic	$0.77	$0.79	$1.51	$1.51
Diluted	$0.76	$0.77	$1.48	$1.48
Weighted Average Number of Shares
Basic	165,785	169,100	167,173	168,795
Diluted	168,561	172,486	170,072	172,466

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended		Six Months Ended
	Jun 27, 2025	Jun 28, 2024	Jun 27, 2025	Jun 28, 2024
Net Sales
Contractor	$288,959	$269,638	$543,991	$499,680
Industrial	242,277	241,878	473,930	466,738
Expansion Markets	40,570	41,727	82,169	79,014
Total	$571,806	$553,243	$1,100,090	$1,045,432
Operating Earnings
Contractor	$75,489	$84,362	$137,419	$150,503
Industrial	82,372	81,564	161,967	154,653
Expansion Markets	8,829	8,435	18,894	15,187
Unallocated corporate (expense)	(9,206)	(13,002)	(16,783)	(25,988)
Total	$157,484	$161,359	$301,497	$294,355